601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

September 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell

Re:	ATI Intermediate Holdings, LLC

Registration Statement on Form S-1

Filed September 22, 2020

File No. 333-248969

On behalf of our client, ATI Intermediate Holdings, LLC (the “Company”), we set forth below the Company’s responses to the letter, dated September 28, 2020, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Registration Statement on Form S-1 filed by the Company on September 22, 2020 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated the Staff’s comments in this letter, and we have also set forth the Company’s responses to the Staff’s comments immediately below them.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. The page number in the text of the Company’s responses corresponds to the page number in the Amended Registration Statement.

Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 13

1.

Staff’s Comment: We note that you now plan to offer shares of your common stock in this offering and that you intend to use part of the net proceeds to repay outstanding principal amounts under your new first lien term loan used to fund the special distribution. Please tell us how you intend to reflect the number of shares whose proceeds will be used to repay the special distribution debt in your pro forma earnings per share information here and throughout the filing. Provide a detailed footnote to the tables that shows how you will treat and compute the number of shares. Refer to SAB Topic 1.B.3. This comment also applies to the Selected Consolidated Financial and Other Data presentation on page 52.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 54, F-12, and F-34.

Beijing  Boston  Chicago  Dallas  Hong Kong  Houston  London  Los Angeles  Munich  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

Certain Relationships and Related Party Transactions, page 100

2.	Staff’s Comment: Please disclose the information required by Item 404 of Regulation S-K with respect to the “special distribution” added to your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 100, and 101.

Signatures, page II-5

3.

Staff’s Comment: We note your changes on this page. Please revise to include the signatures of the registrant, the principal executive officer, principal financial officer, principal accounting officer or controller and at least a majority of your board of directors.

Response: The Company acknowledges the Staff’s comment and has revised the signatures on page II-5.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Erin Purnell

Securities and Exchange Commission

Jim Fusaro

Nipul Patel

Charlotte MacVane

ATI Intermediate Holdings, LLC

Michael Kim

Kirkland & Ellis LLP

Michael Kaplan

Roshni Banker Cariello

Davis Polk & Wardwell LLP